U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

000-28985
SEC FILE NUMBER

60037J 10 9
CUSIP NUMBER

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

Part I - Registrant Information

Full Name of Registrant: VoIP, Inc.
Former Name if Applicable:
Address of Principal Executive Office: 151 South Wymore Road, Suite 3000, Altamonte Springs, Florida 32714

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX(Check box if appropriate)

____X____(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

____X___(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_________(c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

Registrant applied its limited accounting staff to a series of restatements of Forms 10-QSB and has been unable to complete all work necessary for its Form 10-Q for the second quarter of 2006.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Ronald L. Brown - (214) 659-4469.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

As a result of the acquisition of Caerus, Inc. competed on May 31, 2005 and the acquisition of WQN, Inc. completed on October 5, 2005, Registrant expects to report significantly higher revenues for the quarter ended June 30, 2006 than the revenues reported for the second quarter of 2005. Registrant will also report a significantly larger net loss for the 2006 second quarter than the loss previously reported for the second quarter of 2005. However, the second quarter 2006 net loss is expected to be less than the net loss reported in the first quarter of 2006.

Date: August 14, 2006

VoIP, Inc.

By:	/s/ Robert Staats
Robert Staats, Chief Accounting Officer